June 1, 2023

Mr. Michael Fay

Senior Staff Accountant

Division of Corporation Finance Office of Industrial Applications and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	FutureFuel Corp. Form 10-K for the Year Ended December 31, 2022 Filed March 14, 2023 File No. 1-35103

Dear Mr. Fay:

We acknowledge receipt of your letter dated May 17, 2023 regarding the above-referenced filing. Following are FutureFuel Corp.’s (the “Company”) responses to your comments. Your comments are set forth in bold and italics and our responses follow.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

1.

We note your loss on derivative instruments the past two years was $24,360 and $10,377, an increase in significance when compared to the gain of $4,379 in 2020, the loss of $1,301 in 2019 and the gain of $633 in 2018. In your discussion of gross profit you reference "the unfavorable change in the realized and unrealized activity of derivative instruments which resulted in a reduction in gross profit of $24,360 in 2022, as compared to a reduction in gross profit in 2021 by $10,377. The comparative unfavorable change was primarily from the unprecedented volatility in the NYMEX heating oil futures market." You also set forth in your filing (i) that you enter into commodity derivative instruments to protect your operations from downward movements in commodity prices and to provide greater certainty of cash flows associated with sales of your commodities, and (ii) in order to manage price risk caused by market fluctuations in biofuel prices, you may enter into exchange traded commodity futures and options contracts. Please provide us, and in future filings, more insight, analysis, and explanation into the following:

•          Whether and to the extent your derivatives program is accomplishing its objectives;

The profitability of biodiesel largely depends on the spread between prices for feedstocks and biodiesel, each of which is subject to fluctuations due to market factors. Adverse price movements for these commodities can directly affect our operating results. We attempt to protect cash margins for biodiesel by creating offsetting positions using futures contracts on the New York Mercantile Exchange ("NYMEX") NY Harbor heating oil.

Distillers corn oil, used cooking oil, inedible animal fat, and soybean oil were the primary feedstocks we used to produce biodiesel in 2022 and 2021. We also utilize several varieties of inedible animal fat, such as beef tallow, choice white grease and poultry fat derived from livestock. There is no established futures market for these low carbon feedstocks and the purchase prices are generally set on a negotiated fixed price basis. This leaves sales of biodiesel sales produced from these feedstocks vulnerable to price volatility risk. To manage that risk, we use NYMEX NY Harbor Heating Oil contracts at the time we commit to those fixed price feedstock purchases.

FutureFuel Corp.

8235 Forsyth Blvd., 4th Floor, Clayton, Missouri 63105

Direct Line: (870) 698-5383	Fax: (870) 698-5766	e-mail: rosesparks@ffcmail.com.com

United States Securities and Exchange Commission

May 22, 2023

Our ability to completely mitigate our risk of falling biodiesel prices is limited. We have entered into forward contracts to supply biodiesel and pricing under these forward sales contracts generally has been indexed to prevailing market prices as fixed price contracts for long periods on acceptable terms have generally not been available. There is no established derivative market for biodiesel in the United States. Our efforts to hedge against falling biodiesel prices generally involve entering into NYMEX NY Harbor heating oil futures. However, price movements on these products are not absolutely correlated to price movements of all of the contract components in aggregate of biodiesel.

We generate 1.5 biodiesel RINs for each gallon of bio-based diesel we produce and sell in the United States. There is no established futures market for biodiesel RINs, which severely limits the ability to risk manage the price of RINs. We enter into forward contracts to sell RINs, and we use risk management position limits to manage RIN exposure, however, pricing under those forward contracts generally has been indexed to prevailing market prices as fixed price contracts for long periods have generally not been available.

As a result of our strategy, we frequently have gains or losses on derivative financial instruments that are conversely offset by losses or gains on forward fixed-price physical contracts on biodiesel or inventories. Gains and losses on derivative financial instruments are recognized each period in operating results while corresponding gains and losses on physical contracts are generally not recognized until quantities are delivered or title transfers which may be in the same or later periods. Our results of operations are impacted when there is a period mismatch of recognized gains or losses associated with the change in fair value of derivative instruments used for risk management purposes at the end of the reporting period but the sale of biodiesel has not yet occurred resulting in the offsetting gain or loss that will be recognized in a later accounting period.

We recorded a risk management loss of $24,360 from our derivative financial instrument activity for the twelve months ended December 31, 2022, compared to a loss of $10,377 for the twelve months ended December 31, 2021. The losses in 2022 consisted of realized losses of $24,703 and unrealized gains of $343. The losses in 2022 were short approximately $9,600 as a result of the basis risk cost incurred when converting our NYMEX NY Harbor Heating Oil position from the May contract to the June contract. Our practice at the time was to use the front month contract as the means of offsetting our price exposure. We have since mitigated this exposure using multiple month future contracts that are consistent with our estimates of the timing of future sales. The losses in 2021 consisted of realized loss of $9,768 and unrealized losses of $609 and were effective in covering basis risk. The changes in the value of these futures instruments are recognized in current income or loss.

•          The reasons for the increases in derivative gains/losses recorded in the financial statements; and

In 2022, the majority of the reported loss on derivatives was due to rising heating oil prices during the course of the year. However, $9,600 loss was due to the unprecedented market volatility at the expiry of the May NY NYMEX heating oil contracts that could not be recovered in future physical sales. As described above, the NY NYMEX heating oil contracts do not always experience the same movement as biodiesel. Please see comments as described above.

United States Securities and Exchange Commission

May 22, 2023

•          The cash versus non-cash components of your losses and gains from derivative instruments and any impact to liquidity and capital resources.

In the twelve months ended December 31, 2022 and 2021, the cash (realized) losses of derivative instruments were $24,703 and $9,768, respectively. In the twelve months ended December 31, 2022 and 2021, the non-cash (unrealized) gain (loss) of derivative instruments was $343 and ($609), respectively. There were no liquidity and capital resource issues from these losses.

In future filings, we will include a discussion of analysis similar to above.

2.

Please tell us how you considered Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022, in determining it was appropriate to include an adjustment for the cash portion of the loss/gain on derivative instruments as part of your non-GAAP adjustment.

In future filings, we will only include the non-cash portion of the loss/gain on derivative instruments as part of our non-GAAP adjustment.

If you have any questions regarding anything set forth above, please do not hesitate to contact the undersigned.

Sincerely, /s/ Rose Sparks Rose Sparks, Chief Financial Officer